SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a - 16 OR 15d - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2005

SkyePharma PLC

(Translation of registrant's name into English)

SkyePharma PLC, 105 Piccadilly, London W1J 7NJ England

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

FOR IMMEDIATE RELEASE                                                                                                                                                                 28 June, 2005

SkyePharma Welcomes Return of Paxil CR™ to US Market

LONDON, ENGLAND, 28 June, 2005 -- SkyePharma PLC (Nasdaq: SKYE; LSE: SKP) welcomes the announcement by its partner GlaxoSmithKline ("GSK") that Paxil CR™ is now available at pharmacies throughout the United States.

Michael Ashton, SkyePharma's Chief Executive, said: "Paxil CR™ was designed to address the side-effect of early nausea that affects many patients being treated with SSRI antidepressants so its return to the US market fills an obvious therapeutic gap. Paxil CR™ was our most important source of royalty income in 2004. We are confident that a rebuild in US revenues, and the new higher royalty rate, will mean that it will also be the major source of royalty income in 2005."

On 4 March 2005, the US Food & Drug Administration ("FDA") halted distribution of supplies of Paxil CR™, and another unrelated product, from GSK's manufacturing plant at Cidra, in Puerto Rico, and from distribution depots, thereby halting US distribution of Paxil CR™. Both GSK and the FDA agreed at the time that manufacturing issues cited by the FDA posed no significant safety issue for patients. On 28 April 2005, SkyePharma announced that it had entered into an amendment agreement with GSK whereby the royalty rate payable on GSK's sales of Paxil CR™ was increased from 3% to 4%. GSK also agreed to maintain royalty payments while the product was off the market.

For further information please contact:

SkyePharma PLC                                                                                                                              +44 207 491 1777
Michael Ashton, Chief Executive Officer
Peter Laing, Director of Corporate Communications                                                                             +44 205 491 5124

Sandra Haughton, US Investor Relations                                                                                                +1 212 753 5780

Buchanan Communications                                                                                                              +44 207 466 5000
Tim Anderson / Mark Court

Notes to Editors

About SkyePharma
SkyePharma PLC develops pharmaceutical products benefiting from world-leading drug delivery technologies that provide easier-to-use and more effective drug formulations. There are now eleven approved products incorporating SkyePharma's technologies in the areas of oral, injectable, inhaled and topical delivery, supported by advanced solubilisation capabilities. For more information, visit www.skyepharma.com.

About Paxil CR™
In March 1996, SkyePharma entered into a License Agreement with SmithKline Beecham (now part of GlaxoSmithKline) for the development, manufacture and marketing of a modified release version of Paxil®/Seroxat® (paroxetine hydrochloride) using a combination of SkyePharma's Geomatrix™ Positioned Release and Zero Order systems. Paxil® is an FDA-approved antidepressant drug that is currently marketed primarily in the United States and Europe (where it is known as Seroxat®) and is an immediate release formulation prescribed for central nervous system disorders. Paxil CR™ was approved by the FDA in February 1999 for the treatment of depression. Subsequently Paxil CR™ has been approved by the FDA for four additional indications: panic disorder, the continuous treatment of Pre-Menstrual Dysphoric Disorder (PMDD), social anxiety disorder and the intermittent treatment of PMDD.

Certain statements in this news release are forward-looking statements and are made in reliance on the safe harbour provisions of the U.S. Private Securities Litigation Act of 1995. Although SkyePharma believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that these expectations will materialize. Because the expectations are subject to risks and uncertainties, actual results may vary significantly from those expressed or implied by the forward-looking statements based upon a number of factors, which are described in SkyePharma's 20-F and other documents on file with the SEC. Factors that could cause differences between actual results and those implied by the forward-looking statements contained in this news release include, without limitation, risks related to the development of new products, risks related to obtaining and maintaining regulatory approval for existing, new or expanded indications of existing and new products, risks related to SkyePharma's ability to manufacture products on a large scale or at all, risks related to SkyePharma's and its marketing partners' ability to market products on a large scale to maintain or expand market share in the face of changes in customer requirements, competition and technological change, risks related to regulatory compliance, the risk of product liability claims, risks related to the ownership and use of intellectual property, and risks related to SkyePharma's ability to manage growth. SkyePharma undertakes no obligation to revise or update any such forward-looking statement to reflect events or circumstances after the date of this release.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                  SkyePharma PLC

                                                                      By: /s/ Douglas Parkhill

                                                                       Name: Douglas Parkhill
                                                                          Title: Company Secretary

Date:   June 28, 2005